UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Veritone, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

92347M 10 0

(CUSIP Number)

Chad Steelberg and

Ryan Steelberg

c/o Veritone, Inc.

575 Anton Boulevard

Costa Mesa, CA 92626

(888) 507-1737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92347M 10 0	13D	Page 2 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Chad Steelberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,894,927 shares of Common Stock
	8	SHARED VOTING POWER 1,571,092 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 1,894,927 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 1,571,092 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,466,019 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92347M 10 0	13D	Page 3 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Ryan Steelberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,746,600 shares of Common Stock
	8	SHARED VOTING POWER 294,283 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 3,746,600 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 294,283 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,040,883 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8%
14	TYPE OF REPORTING PERSON IN

This statement constitutes Amendment No. 5 (“Amendment No. 5”) to the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 3, 2017, as previously amended by the Amendment No. 1 to the Statement on Schedule 13D filed with the SEC on March 20, 2018, the Amendment No. 2 to the Statement on Schedule 13D filed with the SEC on May 16, 2018, the Amendment No. 3 to the Statement on Schedule 13D filed with the SEC on April 24, 2020, and the Amendment No. 4 to the Statement on Schedule 13D filed with the SEC on June 29, 2020 (collectively, the “Schedule 13D”), jointly by (i) Chad Steelberg, an individual and (ii) Ryan Steelberg, an individual, relating to the shares of Common Stock, par value $0.001 (the “Shares”), of Veritone, Inc., a Delaware corporation (the “Issuer”). The foregoing persons are sometimes referred to in the Schedule 13D, as amended by this Amendment No. 5, as a “Reporting Person” and collectively as the “Reporting Persons.”

This Amendment No. 5 amends the Schedule 13D as specifically set forth herein. All capitalized terms contained but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Responses to each item of the Schedule 13D, as amended by this Amendment No. 5, are incorporated by reference into the responses to each other item, as applicable.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following information:

On August 27, 2020, the disinterested members of the Issuer’s Board of Directors adopted amendments to the Issuer’s 2018 Performance-Based Stock Incentive Plan (the “2018 Plan”) and the CEO Award and the President Award granted to Chad Steelberg and Ryan Steelberg, respectively, under the 2018 Plan, and the Issuer entered into an Amended and Restated CEO Award Agreement with Chad Steelberg and an Amended and Restated President Award Agreement with Ryan Steelberg evidencing such amendments. Such amendments include: (1) amendment of the market price targets for the Issuer’s Common Stock applicable to the CEO Award and the President Award to $17.50, $22.50 and $27.50 per share; (2) reduction of the exercise prices of the CEO Award and the President Award to $11.97 per share; (3) extension of the period of time during which the exercisable portion of the CEO Award and the President Award will remain exercisable in the event of the Reporting Person’s separation from Service (as defined in the 2018 Plan) is initiated by the Issuer (other than for Misconduct, as defined in the 2018 Plan) to the expiration of the 10-year term of such awards; and (4) deletion of the provision of the 2018 Plan that provided that, unless determined otherwise by a committee of independent and disinterested members of the Issuer, the Reporting Persons were not eligible to receive additional equity awards under the 2018 Plan or the Issuer’s 2017 Stock Incentive Plan.

As of the date of this Amendment No. 5 to the Schedule 13D, no portion of the CEO Award or the President Award has become exercisable, or is expected to become exercisable within 60 days and, accordingly, the Shares underlying such awards have not been included in the total Shares reported as beneficially owned by the Reporting Persons.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The percentage of Shares beneficially owned by each Reporting Person is based on 27,607,873 Shares of the Issuer that were outstanding as of August 27, 2020.

The information contained on the cover pages of this Amendment No. 5 to the Schedule 13D for the beneficial ownership of each of the Reporting Persons is incorporated herein by reference. The Reporting Persons collectively beneficially own an aggregate of 7,212,619 Shares, representing 23.3% of the Shares. The Shares deemed to be beneficially owned by each Reporting Person are shown in the tables below.

Reporting Person: Chad Steelberg

Record Holder	Total No. of Shares Beneficially Owned by Record Holder	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Percent of Class Held
Chad Steelberg(1)	1,734,501	1,734,501	0
CSVH, LLC	160,426	160,426	0
James Steelberg	425,603	0	425,603
Anna Steelberg	425,603	0	425,603
Cristina Steelberg, as Custodian for Logan Steelberg	425,603	0	425,603
Steel Veritone Fund I, LLC (“SVF”)(2)	294,283	0	294,283

Total	3,466,019	1,894,927	1,571,092	11.8%

(1)	Includes options to purchase 1,655,080 Shares that are exercisable within 60 days after August 27, 2020.
(2)	Includes warrants to purchase an aggregate of 78,362 Shares that are exercisable within 60 days after August 27, 2020.

Reporting Person: Ryan Steelberg

Record Holder	Total No. of Shares Beneficially Owned by Record Holder	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Percent of Class Held
Ryan Steelberg(1)	1,611,154	1,611,154	0
Ryan Steelberg, Trustee, RSS Living Trust	132,097	132,097	0
RVH, LLC	2,003,349	2,003,349	0
SVF(2)	294,283	0	294,283

Total	4,040,883	3,746,600	294,283	13.8%

(1)	Consists of options to purchase Shares that are exercisable within 60 days after August 27, 2020.
(2)	Includes warrants to purchase an aggregate of 78,362 Shares that are exercisable within 60 days after August 27, 2020.

Chad Steelberg is the sole member and manager of CSVH, LLC and, accordingly, has sole voting and dispositive power with respect to all Shares held by CSVH, LLC. Chad Steelberg may be deemed to have shared voting and dispositive power with respect to the Shares held by two of his children, and by his spouse as custodian for his minor child, all of whom reside in his household. The address for his children and spouse is c/o Veritone, Inc., 575 Anton Boulevard, Costa Mesa, CA 92626. His children are students and his spouse is not employed. All such individuals are U.S. citizens. During the past five years, none of such individuals has been convicted of a criminal processing (excluding traffic violations or similar misdemeanors), and none of such individuals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Ryan Steelberg is the sole member and manager of RVH, LLC and, accordingly, has sole voting and dispositive power with respect to all Shares held by RVH, LLC.

The grantor trust of each of Chad Steelberg and Ryan Steelberg is the record holder of 50% of the membership interests of SVF, and each of Chad Steelberg and Ryan Steelberg is a trustee of his respective grantor trust. Chad Steelberg is the Manager of SVF. As such, Chad Steelberg and Ryan Steelberg are each deemed to beneficially own the Shares held of record by SVF, and the warrants to purchase Shares held by SVF, and share voting power and dispositive power with respect to all of such Shares.

(b) See the information in subsection (a) above and contained on the cover pages of this Amendment No. 5 to the Schedule 13D, which is incorporated herein by reference.

(c) There have been no transactions with respect to Shares of the Issuer within the last 60 days by the Reporting Persons, other than the vesting of additional options to purchase 5,668 Shares and 2,834 Shares held by Chad Steelberg and Ryan Steelberg, respectively, which options and associated vesting schedules have been previously disclosed in the Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following information:

See Item 4 of the Schedule 13D for information regarding the amendments to the CEO Award and the President Award.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following information:

Exhibit 13:

Amended and Restated CEO Award Agreement between Chad Steelberg and the Issuer evidencing the performance-based stock option granted to Chad Steelberg on May 6, 2018 and amended on August 27, 2020 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on September 1, 2020).

Exhibit 14:

Amended and Restated President Award Agreement between Ryan Steelberg and the Issuer evidencing the performance-based stock option granted to Ryan Steelberg on May 6, 2018 and amended on August 27, 2020 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on September 1, 2020).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Amendment No. 5 to the Schedule 13D with respect to such person is true, complete and correct.

Dated: September 30, 2020

/s/ Chad Steelberg
CHAD STEELBERG

/s/ Ryan Steelberg
RYAN STEELBERG

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